EXHIBIT 99.2

The Board resolves to change the head of R&D

Date of events: 2015/08/11

Contents:

1.	Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer): research and development officer

2.	Date of occurrence of the change: 2015/08/11

3.	Name, title, and resume of the replaced person: Feng-Yue Hung, the President of the Telecommunication Laboratories; Master of Electronic, National Chiao Tung University

4.	Name, title, and resume of the replacement:Shyang-Yih Chen, the Senior Executive Vice President of the Company; Master of Electrical Engineering, National Taiwan University

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.	Reason for the change: position adjustment

7.	Effective date: 2015/08/11

8.	Any other matters that need to be specified:Mr. Shyang-Yih Chen is still serving as the President of the Telecommunication Training Institute concurrently